FILE NO. 82-34745

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Atco Ltd.

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
ACO.X	.265	CAD	07/15/2010	09/09/2010	09/30/2010
ACO.Y	.265	CAD	07/15/2010	09/09/2010	09/30/2010

SUPPL

Filed on behalf of the Issuer by:

Name: Ingrid Dunn
Phone: 403 292 7909
Email: ingrid.dunn@atco.com

Submission Date: 07/15/2010
Last Updated: 07/15/2010




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